UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. _)*
Arqit Quantum Inc.
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G0567U101
(CUSIP Number)

Heritage Assets SCSp c/o Heritage Services SAM 7 rue du Gabian - 98000 Monaco Attention: Cristina Levis +377 97 97 63 19
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G0567U101

1.	NAME OF REPORTING PERSON
Heritage Assets SCSp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
9,025,096
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
9,025,096
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,025,096
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 110,073,430 ordinary shares issued and outstanding as of September 3, 2021, as reported in the Issuer’s Report on Form 20-F filed on September 10, 2021 filed by the Issuer with the Securities and Exchange Commission (the “SEC”).

CUSIP No.: G0567U101

1.	NAME OF REPORTING PERSON
M Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
9,025,096
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
9,025,096
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,025,096
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(2)	Based on 110,073,430 ordinary shares issued and outstanding as of September 3, 2021, as reported in the Issuer’s Report on Form 20-F filed on September 10, 2021 filed by the Issuer with the Securities and Exchange Commission (the “SEC”).

CUSIP No.: G0567U101

1.	NAME OF REPORTING PERSON
Manfredi Lefebvre d’Ovidio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Italian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
9,025,096
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
9,025,096
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,025,096
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(3)	Based on 110,073,430 ordinary shares issued and outstanding as of September 3, 2021, as reported in the Issuer’s Report on Form 20-F filed on September 10, 2021 filed by the Issuer with the Securities and Exchange Commission (the “SEC”).

This Schedule 13D is being filed by Heritage Assets SCSp (“Heritage Assets”), a Luxembourg company, M Management S.A., a Luxembourg company (“M Management”), and Manfredi Lefebvre d’Ovidio, an Italian citizen (collectively, the “Reporting Persons”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Arqit Quantum Inc., a Cayman Islands exempted limited liability company (the “Issuer”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached to this Schedule 13D as Exhibit 1.

ITEM 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Ordinary Shares of the Issuer. The address of the principal executive offices of the Issuer is 1st Floor, 3 More London Riverside, London SE1 2RE, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed by the Reporting Persons. Each of Heritage Assets and M Management is a Luxembourg company. Mr. Manfredi Lefebvre d’Ovidio is an Italian citizen.

Heritage Assets is managed by M Management. M Management is governed by a board of directors, which includes Mr. Lefebvre d’Ovidio. As a member of the board of directors of M Management, Mr. Lefebvre d’Ovidio may exercise sole authority over the voting and disposition of the shares owned by Heritage Assets. Accordingly, each of M Management and Mr. Lefebvre d’Ovidio may be deemed to have beneficial ownership of the shares owned by Heritage Assets.

The principal office and business address of the Reporting Persons is c/o Heritage Services SAM, 7 rue du Gabian 98000 Monaco.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

5,000,000 Ordinary Shares (the “PIPE Ordinary Shares”) reported herein as beneficially owned by the Reporting Persons were acquired in a private placement pursuant to a Subscription Agreement, dated as of May 12, 2021 (the “PIPE Subscription Agreement”), by and among the Issuer, Centricus Acquisition Corp. (“Centricus”) and Heritage Assets. See Exhibit 2 to this Schedule 13D. Heritage Assets entered into the PIPE Subscription Agreement, together with other PIPE subscription agreements executed by other investors, concurrently with the execution of the Business Combination Agreement, dated as of May 12, 2021, the Issuer, Centricus, Centricus Heritage LLC (the “Sponsor”), solely in its capacity as Centricus’ representative, Arqit Limited, David John Williams, which, among other things, provides for Centricus to be merged with and into the Issuer, with the Issuer surviving the merger and the security holders of Centricus becoming shareholders of the Issuer (the “Business Combination”).

The PIPE Ordinary Shares reported herein were acquired with cash in the aggregate amount of $50,000,000. The transactions contemplated by the PIPE Subscription Agreement and the Business Combination Agreement closed on September 3, 2021 (the “Closing”).

In connection with the Business Combination, Heritage Assets also purchased 2,200,000 Class A Ordinary Shares of Centricus in open-market transactions for aggregate cash consideration of $22,000,000 and, as an incentive to Heritage Assets for such purchase, the Sponsor and certain shareholders of the Issuer transferred to Heritage Assets an aggregate of 1,825,096 Ordinary Shares.

Other than the Ordinary Shares acquired in connection with the Closing, there have been no transactions effected by the Reporting Persons in the past sixty days with respect to the securities of the Issuer.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares covered by this Schedule 13D for investment purposes.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Ordinary Shares, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss its investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase shareholder value. The Reporting Person may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subclauses (a)-(i) above. There is no assurance that the Reporting Person will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subclauses (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 8.2% of the outstanding Ordinary Shares. Calculations of the percentage of the Ordinary Shares beneficially owned is based on 110,073,430 Ordinary Shares outstanding as of September 3, 2021.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Ordinary Shares during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Lock-Up Agreement

Upon the Closing, Heritage Assets executed a lock-up agreement, pursuant to which, subject to certain limited exceptions, Heritage Assets agreed not to sell, transfer or take certain other actions with respect to Ordinary Shares held by it for a period of 180 days after the Closing. See Exhibit 3 to this Schedule 13D.

Registration Rights Agreement

Upon the Closing, Heritage Assets, together with certain other shareholders of the Issuer, executed a Registration Rights Agreement, pursuant to which, among other things, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders (as defined therein) may demand at any time or from time to time, that the Issuer file a registration statement with the Securities and Exchange Commission to register the securities of the Issuer held by such Holders. The Registration Rights Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. See Exhibit 4 to this Schedule 13D.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement, dated as of September 13, 2021, by and among Heritage Assets, M Management and Manfredi Lefebvre d’Ovidio.

2	Form of Subscription Agreement by and among the Issuer, Centricus and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-4 (File No. 333-256591) filed on July 29, 2021).

3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-4 (File No. 333-256591) filed on July 29, 2021).

4	Form of Registration Rights Agreement by and among the Issuer and the shareholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-4 filed on July 29, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2021	HERITAGE ASSETS SCSp

	By:	M Management S.A.
	Its:	Manager

	By:	/s/ Manfredi Lefebvrfe d’Ovidio
	Name:	Manfredi Lefebvre d’Ovidio
	Title:	Director

Dated: September 13, 2021	M MANAGEMENT S.A.

	By:	/s/ Manfredi Lefebvrfe d’Ovidio
	Name:	Manfredi Lefebvre d’Ovidio
	Title:	Director

Dated: September 13, 2021

/s/ Manfredi Lefebvrfe d’Ovidio
Manfredi Lefebvre d’Ovidio